Neovasc Receives NASDAQ Notification Regarding Minimum Bid Price Deficiency

VANCOUVER and MINNEAPOLIS -- via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that it has received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from April 12, 2021 to May 21, 2021, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until November 22, 2021, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by November 22, 2021, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company's business operations are not affected by the receipt of the Notification Letter.

The Company is also listed on the Toronto Stock Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's possible eligibility for additional time to regain compliance upon expiration of the prescribed grace period and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.